EXHIBIT 99.1

Federal Home Loan Bank of San Francisco

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Three Months Ended		Six Months Ended
(Dollars in millions)	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Earnings:
Income before assessments	$41	$413	$167	$580
Fixed charges	281	700	587	1,817
Total earnings	$322	$1,113	$754	$2,397
Fixed charges:
Interest expense	$281	$700	$586	$1,816
Estimated interest component of net rental expense(1)	—	—	1	1
Total fixed charges	$281	$700	$587	$1,817
Ratio of earnings to fixed charges	1.15	1.59	1.28	1.32

(1)	Represents an estimated interest factor.